Exhibit 99.1

China Yuchai International Announces Higher Revenues in Third Quarter of 2014

SINGAPORE, Singapore – November 11, 2014 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2014.

Financial Highlights for the Third Quarter of 2014

•	Net revenue was RMB 3.75 billion (US$ 609.9 million ) compared with RMB 3.70 billion in the third quarter of 2013;

•	Gross profit was RMB 715.7 million (US$ 116.3 million), with a gross margin of 19.1% compared with RMB 740.4 million and a gross margin of 20.0% in the third quarter of 2013;

•	Operating profit decreased 10.0% to RMB 227.6 million (US$ 37.0 million) compared with RMB 252.8 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders increased to RMB 143.8 million (US$ 23.4 million) from RMB 106.5 million;

•	Earnings per share were RMB 3.77 (US$ 0.61) compared with RMB 2.86 in the third quarter of 2013;

•	Total number of engines sold was 111,023 units compared with 118,282 units in the third quarter of 2013.

Net revenue for the third quarter of 2014 was RMB 3.75 billion (US$ 609.9 million) compared with RMB 3.70 billion in the third quarter of 2013.

The total number of engines sold during the third quarter of 2014 was 111,023 units compared with 118,282 units in the same quarter a year ago, representing a decrease of 6.1%, which compared favorably with the industry decline of 19.4% in unit sales of commercial vehicles (excluding gasoline-powered vehicles) in the third quarter of 2014, as reported by the China Association of Automobile Manufacturers (“CAAM”).

Gross profit was RMB 715.7 million (US$ 116.3 million) compared with RMB 740.4 million in the same quarter of 2013. Gross margin was 19.1% in the third quarter of 2014 compared with 20.0% in the same quarter last year.

Other operating income was RMB 39.6 million (US$ 6.4 million), an increase of RMB 10.7 million from RMB 28.9 million in the same quarter last year.

Research and development (“R&D”) expenses were RMB 134.9 million (US$ 21.9 million) compared with RMB 111.6 million in the same quarter of 2013, an increase of 20.9%. As a percentage of net revenue, R&D spending was 3.6% compared with 3.0% in the same quarter of 2013. The increase in R&D percentage was mainly due to higher development and testing costs as new engines were introduced to the market.

Selling, general & administrative (“SG&A”) expenses of RMB 392.7 million (US$ 63.8 million), declined from RMB 404.9 million in the third quarter last year, a decrease of RMB 12.2 million or 3.0%. SG&A expenses represented 10.5% of net revenue compared with 10.9% in the third quarter of 2013. The decline in the SG&A percentage was mainly due to lower warranty and travelling expenses.

Operating profit decreased by 10.0% to RMB 227.6 million (US$ 37.0 million) from RMB 252.8 million in the third quarter of 2013. The decrease of RMB 25.2 million was mainly due to lower gross profit and higher R&D expenses. The operating margin was 6.1% compared with 6.8% in the third quarter of 2013.

Finance costs decreased by 16.0% to RMB 51.7 million (US$ 8.4 million) from RMB 61.6 million in the same quarter last year. Lower finance costs mainly resulted from less bills discounting and lower interest costs from the issuance of three-year, medium-term notes amounting to RMB 1 billion in May 2013 at a fixed annual interest rate of 4.69%.

The share of joint ventures was a loss of RMB 2.9 million (US$ 0.5 million), compared with a loss of RMB 7.2 million in the same quarter last year.

The gains arising from acquisitions in the third quarter of 2014 were RMB 95.2 million (US$ 15.5 million). This was due to GYMCL increasing its shareholding interest in Yuchai Remanufacturing Services (Suzhou) Co., Ltd from 51% to 100% which resulted in a fair value gain and negative goodwill of RMB 64.8 million. The remaining gain was due to HL Global Enterprises Ltd increasing its shareholding interest in a hotel property from 45% to 100%. It is to be noted that these are preliminary assessments.

In the third quarter of 2014, total net profit attributable to China Yuchai’s shareholders was RMB 143.8 million (US$ 23.4 million), or earnings per share of RMB 3.77 (US$ 0.61), compared with RMB 106.5 million, or earnings per share of RMB 2.86 in the same quarter in 2013.

Earnings per share in the third quarter 2014 was based on a weighted average of 38,135,182 shares compared with earnings per share in the third quarter 2013 which was based on a weighted average of 37,267,673 shares.

Financial Highlights for the Nine Months ended September 30, 2014

•	Net revenue increased 6.9% to RMB 12.5 billion (US$ 2.0 billion) compared with RMB 11.7 billion a year ago;

•	Gross profit increased to RMB 2.3 billion (US$ 377.2 million), or a gross margin of 18.5%, compared with RMB 2.3 billion, or a 19.5% margin a year ago;

•	Operating profit decreased to RMB 901.5 million (US$ 146.5 million) compared with RMB 925.4 million a year ago;

•	Earnings per share were RMB 13.02 (US$ 2.12) compared with RMB 11.98 a year ago;

•	Total number of engines sold was 390,731 units compared with 390,173 units a year ago.

For the nine months ended September 30, 2014, net revenue was RMB 12.5 billion (US$ 2.0 billion) compared with RMB 11.7 billion in the same period last year. The increase in net sales was RMB 803.0 million, or 6.9%, as compared with the same period in 2013.

The total number of engines sold by GYMCL during the first nine months of 2014 was 390,731 units compared with 390,173 units in the same period last year. This slight increase compared favorably with the industry decline of 9.5% in unit sales of commercial vehicles (excluding gasoline-powered vehicles) for the nine months of 2014, as reported by CAAM. Higher engine sales were mainly attributable to increased sales to the agriculture market.

Gross profit was RMB 2.3 billion (US$ 377.2 million) similar to the same period last year. Gross profit margin remained at 18.5% compared with 19.5% for the first nine months of 2013. The decline was mainly attributable to the change in sales mix to higher engine sales for agriculture applications, and a more competitive commercial vehicle market.

Other operating income was RMB 81.1 million (US$ 13.2 million), a decrease of RMB 5.3 million from RMB 86.4 million in the same period last year.

Research and development (“R&D”) expenses were RMB 362.0 million (US$ 58.8 million) compared with RMB 322.3 million in the same period in 2013, an increase of 12.3%. As a percentage of net revenue, R&D spending was 2.9% compared with 2.8% in the first nine months of 2013. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses were RMB 1.14 billion (US$ 185.0 million) which was similar to RMB 1.13 billion in the same period last year. SG&A expenses represented 9.1% of net revenue for the first nine months of 2014, compared with 9.6% in the same period last year. The decline in the SG&A percentage was mainly due to lower advertising and promotion expenditures and travelling expenditures, which was offset by higher warranty expenses.

Operating profit decreased to RMB 901.5 million (US$ 146.5 million) from RMB 925.4 million in the same period last year. The decrease of RMB 23.9 million was mainly due to an increase in R&D expenses and SG&A expenses, offset by higher gross profit. The operating margin was 7.2% compared with 7.9% in the same period last year.

Finance costs declined to RMB 120.2 million (US$ 19.5 million) from RMB 135.4 million in the same period last year, a decrease of RMB 15.2 million or 11.2%. The decline in finance costs was mainly due to lower interest costs from the outstanding short-term and medium-term notes and less bills discounting in the first nine months of 2014, as compared with the same period in 2013.

The share of joint ventures was a loss of RMB 27.1 million (US$ 4.4 million), a reduction in loss of RMB 5.8 million compared with a loss of RMB 32.9 million in the same period in 2013.

The gains arising from acquisitions were RMB 95.2 million (US$ 15.5 million). These gains were recorded in the third quarter of 2014.

For the nine months ended September 30, 2014, total net profit attributable to China Yuchai’s shareholders was RMB 489.1 million (US$ 79.5 million), or earnings per share of RMB 13.02 (US$ 2.12), compared with RMB 446.3 million, or earnings per share of RMB 11.98 in the same period last year.

Earnings per share for the nine months ended September 30, 2014 was based on a weighted average of 37,560,020 shares compared with earnings per share for the nine months ended September 30, 2013 which were based on a weighted average of 37,267,673 shares.

Balance Sheet Highlights as at September 30, 2014

•	Cash and bank balances were RMB 2.9 billion (US$ 467.3 million) compared with RMB 3.6 billion as at December 31, 2013.

•	Short- and long-term borrowings were RMB 2.7 billion (US$ 437.7 million) compared with RMB 2.3 billion at the end of 2013.

•	Net inventory was RMB 2.1 billion (US$ 341.3 million) compared with RMB 2.3 billion at the end of 2013.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are pleased to have achieved higher revenues as our strategy of supplying advanced engines to multiple markets enabled us to counteract volatility across different segments. Higher sales to the agriculture, bus and natural gas engine markets in the third quarter mitigated headwinds in other market segments. Our ability to develop engines with increased performance and industry-leading engine emissions enhanced our customer relationships in the large Chinese engine market.”

Mr. Kok Ho Leong, Chief Financial Officer of China Yuchai, stated, “The strength of our balance sheet and cash position helped us to weather the changing economic environment in China. We also benefited from the issuance of three-year, medium-term notes in 2013 at a low interest rate of 4.69%. As a result of our performance in 2013, we rewarded our shareholders with a dividend of US$1.20 per share which was made wholly in cash or in new shares at the election of our shareholders.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.1525 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2014 or at any other date.

Third Quarter 2014 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on November 11, 2014. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), 800-906-601 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 22946148, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “target”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: cyd@grayling.com

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